City of Buenos Aires, December 9, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Redemption 2026 Notes.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations Officer of Pampa Energía S.A. (the "Company"), regarding the 9.500% Notes due 2026 (the "2026 Notes") of the Company. We hereby notify you that as of December 8, 2025, we have redeemed the third principal installment of the 2026 Notes, and consequently, fully cancelled them for the outstanding amount of US$60,894,447.10. After such cancellation, there are no 2026 Notes outstanding.

Sincerely,

María Agustina Montes

Head of Market Relations